Filed Pursuant to Rule 424(b)(3)

Registration No. 333-238202

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 3, 2020)

44,829,952 Shares

346,500 Warrants

This Prospectus Supplement supplements the prospectus dated June 3, 2020 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333- 238202) filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2020 and declared effective by the Commission on June 3, 2020. The Prospectus and this prospectus supplement relate to the disposition from time to time of up to 44,829,952 shares of our common stock and up to 346,500 warrants (the “Warrants”), which are held or may be held by the selling securityholders named in the Prospectus. We will not receive any proceeds from the sale of our securities offered by the selling securityholders under the Prospectus. We will receive up to an aggregate of approximately $130,484,750 from the exercise of the warrants assuming the exercise in full of all of the Warrants for cash.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

On July 6, 2020, we filed a Current Report on Form 8-K with the Commission. The portion of the text of such Form 8-K that is treated as “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is attached hereto.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus and this prospectus supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 3 of the Prospectus.

You should rely only on the information contained in the Prospectus, this prospectus supplement or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 6, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 6, 2020 (June 29, 2020)

GRID DYNAMICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38685	83-0632724
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5000 Executive Parkway, Suite 520

San Ramon, CA 94583

(Address of principal executive offices)

Registrant’s telephone number, including area code: (619) 736-6855

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GDYN	The NASDAQ Stock Market LLC
Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	GDYNW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departures of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective July 1, 2020, the below executive officers (each, an “Executive”) of Grid Dynamics Holdings, Inc. (the “Company”) have each agreed to amend their respective Executive Employment Agreements to reduce their current salary levels by ten percent (10%) until September 30, 2020 (the “Salary Reductions”). In connection with the Salary Reductions, each Executive entered into a Salary Change Acknowledgement, the form of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Name	Title	Original Base Salary*	Reduced Salary
Leonard Livschitz	Chief Executive Officer	$600,000.00	$540,000.00
Victoria Livschitz	Executive Vice President of Customer Success	$400,000.00	$360,000.00
Anil Doradla	Chief Financial Officer	$300,000.00	$270,000.00
Yury Gryzlov	Senior Vice President of Operations	$250,000.00	$225,000.00

* Salaries in this column reflect the base salaries for the fiscal year ended December 31, 2020 prior to previous salary reductions by the Executives, as described in the Company’s Current Report on Form 8-K filed on April 7, 2020.

Item 8.01 Other Events.

Effective July 1, 2020, each non-employee member of the Board of Directors of the Company (the “Board”) elected to forgo indefinitely all individual cash retainer payments for Board service for the Company that he or she would otherwise receive pursuant to the Company’s Outside Director Compensation Policy (the “Policy”). In lieu of such payments, and subject to Board approval and the terms of the Policy, the directors will instead receive the value of such payments in fully vested stock issued in arrears at the end of each applicable quarter.

The foregoing description of the Policy is subject and qualified in its entirety by reference to the full text of the Policy, a copy of which was filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 9, 2020, and incorporated herein by reference.

Item 9.01. Financial Statement and Exhibits.

(d) Exhibits.

Exhibit No.	Document
10.1	Form of Salary Change Acknowledgment.
104	Cover Page Interactive Data File (formatted as Inline XBRL).

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 6, 2020

GRID DYNAMICS HOLDINGS, INC.

By:	/s/ Anil Doradla
Name:	Anil Doradla
Title:	Chief Financial Officer

2

Exhibit 10.1

SALARY CHANGE ACKNOWLEDGEMENT

This Salary Change Acknowledgement (“Acknowledgement”) is made by and between [_____] (the “Executive”) and Grid Dynamics Holdings, Inc. (the “Company”) (collectively referred to herein as, the “Parties”), as of [_____], 2020 (the “Effective Date”).

WHEREAS, Executive entered into an Executive Employment Agreement with Grid Dynamics International, Inc., dated [_____], which the Company assumed on March 6, 2020, (as hereinafter amended, the “Employment Agreement”);

WHEREAS, Executive executed a Salary Reduction Acknowledgement with the Company, effective as of April 1, 2020 (the “Initial Acknowledgement”);

WHEREAS, pursuant to the Initial Acknowledgement, the Parties agreed to a reduction of Executive’s annualized base salary from $[_____] (the “Original Base Salary”) to $[_____] (the “Reduced Base Salary”), effective as of April 1, 2020;

WHEREAS, Executive’s current annualized base salary is the Reduced Base Salary;

WHEREAS, pursuant to the Initial Acknowledgement, the Parties agreed that Executive’s annualized base salary would be increased from the Reduced Base Salary to the Original Base Salary, effective as of July 1, 2020 (the “Planned Increase”); and

WHEREAS, the Parties now desire to agree to different compensation terms in light of the current economic realities.

NOW, THEREFORE, the Parties agree as follows:

1. Amendment to Planned Increase. The Planned Increase set forth in the Initial Acknowledgement is hereby replaced and superseded in its entirety with the following agreed upon terms:

a. Executive acknowledges and agrees that effective as of July 1, 2020, Executive’s annualized base salary shall be increased to $[_____] (the “New Base Salary”), until September 30, 2020 (the “Base Salary Change”). Effective as of October 1, 2020, Executive’s annualized base salary shall be increased to the Original Base Salary, provided Executive remains continuously employed with the Company through such date or as otherwise agreed to by the Parties.

2. No Good Reason. Executive further acknowledges and agrees that neither the execution of this Acknowledgement, the Base Salary Change, the amendment to the Planned Increase, or any subsequent incremental or full increase to Executive’s New Base Salary (even if any such increase does not raise Executive’s annualized base salary back to the Original Base Salary) will constitute “Good Reason” or any similar term under the Employment Agreement or any other agreement or contract between Executive and the Company or any of its affiliates, and that the changes stated herein shall not trigger any “constructive termination” rights that Executive may have, if at all, in any of Executive’s compensation arrangements with the Company, including any employment agreement, offer letter and/or equity award agreement.

3. Tax Consequences. The Company makes no representations or warranties with respect to the tax consequences to Executive with regard to the Base Salary Change provided under Section 1 and/or any other consideration provided to Executive under this Agreement.

4. Entire Agreement; No Oral Modification. This Acknowledgement may only be amended in a writing signed by Executive and the Company (or its successors). This Acknowledgement constitutes the entire agreement and understanding between the Parties concerning the subject matter of this Acknowledgement, and supersedes and replaces any and all prior and simultaneous agreement, whether written or oral, concerning the subject matter of this Acknowledgement, including, without limitation, the Initial Acknowledgement.

5. At-Will Employment. This Acknowledgement should not be construed to create or imply the creation of a contract of employment for a specified term between the Company and Executive, nor should it be construed as a guarantee of employment for a specific period of time. In all circumstances, employment with the Company is “at-will,” which means that either Executive or the Company can terminate the employment relationship at any time, with or without cause and with or without prior notice. This at-will relationship may only be changed by an individual employment agreement for a specific term signed by Executive and a representative of the Company.

6. Governing Law. This Acknowledgement will be governed by the laws of the State of [INSERT STATE WHERE EXECUTIVE IS BASED] (with the exception of its conflict of laws provisions).

7. Voluntary Execution of Acknowledgement. Executive acknowledges that Executive has had the opportunity to discuss this matter with and obtain advice from Executive’s private attorney, has had sufficient time to, and has carefully read and fully understands all the provisions of this Acknowledgement, and is knowingly and voluntarily entering into this Acknowledgement.

(Signature page to follow)

GRID DYNAMICS HOLDINGS, INC.	EXECUTIVE

By:	Date:

Date: